UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 07, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 07, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

7 May 2020

Barclays PLC
Results of Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are set out below.  All resolutions, with the exception of Resolution 30, were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2019	11,863,460,135	99.91	10,493,599	0.09	71,829,768	68.49%
2	To approve the Directors' Remuneration Report (other than the part containing the Directors' Remuneration Policy) for the year ended 31 December 2019	11,354,434,198	95.78	500,456,293	4.22	90,893,005	68.38%
3	To approve the Directors' Remuneration Policy contained in the Directors' Remuneration Report for the year ended 31 December 2019	11,308,670,932	96.29	436,091,600	3.71	201,020,969	67.74%
4	To appoint Dawn Fitzpatrick as a Director of the Company.	11,568,237,792	99.90	12,107,556	0.10	365,438,150	66.79%
5	To appoint Mohamed A. El-Erian as a Director of the Company.	11,476,632,129	99.10	104,216,996	0.90	364,934,377	66.80%
6	To appoint Brian Gilvary as a Director of the Company.	10,878,831,883	95.53	509,576,965	4.47	557,374,649	65.69%
7	To reappoint Mike Ashley as a Director of the Company	11,357,748,398	98.08	221,904,519	1.92	366,130,580	66.79%
8	To reappoint Tim Breedon as a Director of the Company.	11,921,126,661	99.83	20,257,307	0.17	4,399,534	68.88%
9	To reappoint Sir Ian Cheshire as a Director of the Company.	11,553,700,800	99.77	26,166,936	0.23	365,915,762	66.79%
10	To reappoint Mary Anne Citrino as a Director of the Company.	11,394,353,084	95.42	547,238,623	4.58	4,191,791	68.88%
11	To reappoint Mary Francis as a Director of the Company.	11,564,060,197	96.85	376,267,027	3.15	5,456,274	68.87%
12	To reappoint Crawford Gillies as a Director of the Company.	11,547,664,920	96.70	393,609,268	3.30	4,509,314	68.87%
13	To reappoint Nigel Higgins as a Director of the Company.	11,537,940,743	96.68	395,706,666	3.32	12,136,089	68.83%
14	To reappoint Tushar Morzaria as a Director of the Company.	11,554,571,320	99.77	26,403,784	0.23	364,808,394	66.80%
15	To reappoint Diane Schueneman as a Director of the Company.	11,928,873,205	99.89	12,638,236	0.11	4,262,991	68.88%
16	To reappoint James Staley as a Director of the Company.	11,394,074,252	99.59	46,965,126	0.41	504,744,120	65.99%
17	To reappoint KPMG LLP as auditors of the Company.	11,926,033,210	99.87	15,477,671	0.13	4,272,617	68.88%
18	To authorise the Board Audit Committee to set the remuneration of the Auditors.	11,928,701,845	99.89	13,468,294	0.11	3,613,359	68.88%
19	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	11,563,900,576	96.85	376,346,632	3.15	5,536,289	68.87%
20	To authorise the Directors to allot shares and securities.	10,818,572,297	90.60	1,122,785,063	9.40	4,426,138	68.88%
21	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	11,911,053,147	99.76	28,241,619	0.24	6,488,736	68.86%
22	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than an additional 5% of issued share capital in connection with an acquisition or specified capital investment.	11,655,381,765	97.62	283,752,267	2.38	6,649,465	68.86%
23	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	11,712,756,778	98.11	226,227,943	1.89	6,798,776	68.86%
24	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	11,649,846,593	97.58	289,231,389	2.42	6,705,519	68.86%
25	To authorise the Company to purchase its own shares.	11,700,748,740	98.16	219,307,066	1.84	25,727,691	68.75%
26	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	11,425,886,373	95.69	515,004,858	4.31	4,892,271	68.87%
27	To authorise the renewal of the Barclays Group SAYE Share Option Scheme.	11,881,153,672	99.51	58,092,920	0.49	6,536,910	68.86%
28	To authorise the proposed changes to the Barclays Group Share Value Plan.	11,913,252,710	99.80	24,347,855	0.20	8,182,962	68.85%
29	Barclays' commitment to tackling climate change.	11,927,555,003	99.93	8,453,176	0.07	9,852,694	68.84%
30	ShareAction's climate change resolution.	2,487,583,654	23.95	7,898,043,226	76.05	1,560,233,992	59.90%
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

As at 6.30pm on Tuesday 5 May 2020, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 17,337,624,306 ordinary shares in issue.  Shareholders are entitled to one vote per share.  As a result of the coronavirus (COVID-19) situation, and in accordance with the UK Government's guidance on social distancing and prohibition on non-essential travel and public gatherings, attendance at the Meeting was restricted.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Resolution 30

Resolution 30 was requisitioned by a group of shareholders coordinated by ShareAction.  The Board notes that while resolution 30 was not passed, 23.95% of the votes cast either "for" or "against" resolution 30 were cast "for" this resolution.  This amounts to 14.35 % of the total issued share capital.  The Board did not support this resolution and urged shareholders instead to support the resolution on climate change that it had proposed to shareholders, resolution 29.

We have engaged extensively over recent months with many shareholders and other stakeholders in relation to Barclays' commitment to tackling climate change.  This commitment is expressed in resolution 29, which was passed very comfortably.  During this engagement we explored with shareholders their voting intentions in relation to resolutions 29 and 30, and those with whom we engaged and who said that they intended to vote "for" resolution 30 explained to us the reasons they intended to do so.  Those shareholders account for a very large proportion of the votes cast "for" that resolution.

We will reflect on this feedback from our shareholders and ensure that we understand fully the reasons why those shareholders who did so supported this resolution, and will provide an update in due course, in accordance with the UK Corporate Governance Code.

We are also committed to engaging further with shareholders and other stakeholders over the coming months as we continue to develop our climate strategy and both the metrics for measuring our progress and the targets against which we will report.

- ENDS -

For further information, please contact:

Investor Relations Chris Manners +44 (0) 20 7773 2136	Media Relations Tom Hoskin +44 (0) 20 7116 6927

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays